CAYO, INC

REVIEWED FINANCIAL STATEMENTS

AUGUST 31, 2016 (See Independent

Accountant's Review Report)

Grigsby Forensics & Valuation

CONTENTS

Grigsby Forensics & Valuation



Grigsby Forensics & Valuation

CPA/ABV/CFF, CVA, ABAR, MAFF, CFE, CPCM, CM & AA, CITP
8020 West Sahara Avenue, Unit 205, Las Vegas, NV 89117
Email: grigsbyvaluation@gmail.com
Cell: (702)612-5159 | Office: (702)629-0112

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Member
CAYO, Inc.
Las Vegas, Nevada

I have reviewed the accompanying balance sheet of CAYO, Inc. as of August 31, 2016, and the related statements of income and member's equity and cash flows for the eight month period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grigsby Forensics & Valuation

November 16, 2016
Las Vegas, Nevada

CAYO, INC.
BALANCE SHEET
AS OF AUGUST 31, 2016
(See Independent Accountant's Review Report)

ASSETS

Current Assets:	
Cash-Savings, Checking	$ 2
Total current assets	2
Total Current Assets	$ 2
MEMBER'S EQUITY:	
Member's equity	2
Total Member's Equity	$ 2

CAYO, INC.
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE EIGHT MONTH PERIOD ENDED AUGUST 31, 2016
(See Independent Accountant's Review Report)

REVENUE:

Total Revenue	$0

OPERATING EXPENSES:

Business license	920
Salary-Administrative	12,000
Payroll Tax & Processing	2,116
Rent (Note 1)	4,750
Outside Fees	5,600
Consulting Fees	20,196
Seminar Costs	3,400
Bank Charges	542
Telephone	1,029
Office Supplies	166
Utilities	302
Travel-Hotel	7,499
Travel-Food	2,701
Travel-Mileage	8,703
Total expense	70,391
Net (Loss)	(70,391)
Net Investor Contributions	67,966
Beginning Member's Equity	2,427
Ending Member's Equity	2

BAIGS CONSTRUCTION
STATEMENT OF CASH FLOW
FOR THE EIGHT MONTH PERIOD ENDED AUGUST 31, 2016
(See Independent Accountant's Review Report)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	$ (70,391)
Adjustments to reconcile net income to net cash	0
Net cash (used) by operating activities	(70,391)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Investor Contributions	67,966
Net cash provided by financing activities	67,966
Total Cash (Used)	(2,425)
Cash-in-Bank-January 1, 2016	2,427
Cash-in-Bank August 31, 2016	$ 2

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of CAYO, INC. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

a. Nature of Business

CAYO, INC. (the "Company") was formed as a domestic corporation in the State of Nevada on June 10, 2015. The Company is engaged in providing internet search services for the life insurance industry. The DBA for this website is InstantLifeCoverage.com. The application of this website has not been fully operational at balance sheet and as such there is no current revenue from this activity.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Cash-in-Bank

The Company maintains its cash balances in one financial institution. The balances are insured up to $250,000 by the Federal Deposit Insurance Corporation. At times, the balances may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

d. Income and Cost Recognition

Income and related costs from website are accounted for as the income and expenses are incurred.

Operating costs are charged to expense as incurred.

e. Accounts Receivable

The Company has no accounts receivable as at August 31, 2016.

g. Income Taxes

The Company reports income and or (losses) on the member's income tax return(s) as such all of the income is taxed on the personal return of the member(s).

h. Lease Obligation

The Company has a lease obligation at balance sheet date which was a one year obligation ending on June 30, 2016. The lease as it continues is in effect on a month-to-month basis since the original one-year term of the lease has expired. The monthly obligation was $350 through June 30, 2016.

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